

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 15, 2011

Eric K. Brandt
Chief Financial Officer
Broadcom Corporation
5300 California Avenue
Irvine, California 92617-3038

      Re: Broadcom Corporation
              Form 10-K for the fiscal year ended December 31, 2010
              Filed February 2, 2011
              File No. 000-23993

Dear Mr. Brandt:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Brian Cascio
              Accounting Branch Chief